                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                               (Amendment No. 14)

                    Under the Securities Exchange Act of 1934

                               A.T. CROSS COMPANY
                                (Name of Issuer)

                      Class A Common Stock, $1.00 Par Value
                         (Title of class of securities)

                                    227478104
                                 (CUSIP number)

                                December 31, 2004
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             (Date of Event Which Requires Filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

                  [   ]    Rule 13d-1(b)
                  [   ]    Rule 13d-1(c)
                  [X]      Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject class of securities, and for any  subsequent  amendment  containing  information  which  would  alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the  Securities  Exchange  Act of
1934 ("Act") or otherwise  subject to the liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

                 (A fee is not being paid with this statement.)

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    1)    Name of Reporting Person.          Bradford R. Boss

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    2)    Check the Appropriate box if a Member of a Group (See Instructions).

    (a)   |_|
    (b)   |_|

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    3)    SEC Use Only......................................

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    4)    Citizenship or Place of Organization.       United States

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Number of          (5)  Sole Voting Power:  178,116 (includes shares acquirable within
Shares Bene-            60 days through exercise of stock options)
ficially           (6)  Shared Voting Power:  0
Owned By
Each Report-       (7)  Sole Dispositive Power:  178,116 (see comment under (5) above)
ing Person         (8)  Shared Dispositive Power:  0
With

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     9) Aggregate Amount  Beneficially  Owned by Each Reporting Person.  178,116
(assumes exercise of all options exercisable within 60 days).

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     10) Check if the Aggregate  Amount in Row (9) Excludes  Certain Shares (See
Instructions).  Excludes 2,041 shares held directly by reporting person's spouse for which the reporting person disclaims beneficial ownership

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     11)  Percent  of Class  Represented  by  Amount  in Row 9.  1.3%  (based on
13,174,034  Class A shares  outstanding  and  assumes  exercise  of all  options exercisable within 60 days held by Reporting Person).

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         12)      Type of Reporting Person (See Instructions).  IN

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Item 1(a).        Name of Issuer.

                  A.T. Cross Company.

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Item 1(b).        Address of Issuer's Principal Executive Offices.

                  One Albion Road, Lincoln, Rhode Island 02865.

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Item 2(a).        Name of Person Filing.

                  Bradford R. Boss.

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Item 2(b).        Address of Principal Business Office.

                  One Albion Road, Lincoln, Rhode Island 02865.

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Item 2(c).        Citizenship.

                  United States.

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Item 2(d).        Title of Class of Securities.

                  Class A Common Stock, $1.00 Par Value.

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Item 2(e).        CUSIP Number.

                  227478104

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Item 3.
                  Not applicable.

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Item 4.     Ownership.

          (a)  Amount Beneficially Owned.

                 150,584 shares held directly
                 26,818 shares acquirable pursuant to options exercisable within 60 days

                 714 shares held for his account by A.T. Cross Company Profit Sharing Trust

                 Mr. Boss expressly disclaims beneficial ownership of 2,041 shares held by spouse

          (b) Percent of Class. The shares of Common Stock beneficially owned by
     Mr. Boss represent 1.3% (based on 13,174,034 Class A shares outstanding and assumes exercise of all options exercisable within 60 days).

          (c)      Number of shares of Common Stock as to which Mr. Boss has:

                 (i)      sole power to vote or to direct the vote:  178,116 (includes shares acquirable within 60 days through exercise of stock options)

                 (ii)     shared power to vote or to direct the vote:  0

                 (iii)    sole power to dispose or to direct the disposition of:
                          178,116 (includes shares acquirable within 60 days through exercise of stock options)

                 (iv)     shared power to dispose or to direct the disposition of:  0

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Item 5.           Ownership of Five Percent or Less of a Class.

                  Not applicable.

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Item 6.           Ownership of More than Five Percent on Behalf of Another Person.

                  Not applicable.

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Item 7.           Identification and Classification of the Subsidiary Which Acquired
                  the Security Being Reported on By the Parent Holding Company or Control Person.

                  Not applicable.

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Item 8.           Identification and Classification of Members of the Group.

                  Not applicable.

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Item 9.           Notice of Dissolution of Group.

                  Not applicable.

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Item 10.          Certification.

                  Not applicable.

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     After  reasonable  inquiry and to the best of my  knowledge  and belief,  I certify that the information  set forth in this statement is true,  complete and correct.

                                              /s/ Bradford R. Boss
Date:    February 8, 2005                          ____________________________
                                                   Bradford R. Boss